CM

13010148

SE[illegible]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8- 38622

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fordham Financial Management Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place, Suite 643
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rich Adams (212) 732-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Tarlow & Co., CPA, PC DBA Tarlow & Co., CPA's
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza, Suite 210 (Address) New York (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/12/13

OATH OR AFFIRMATION

I, William Baquet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fordham Financial Management, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICARDO CHICAS
No. 01CH6045964
Notary Public, State of New York
Qualified in New York County
My Commission Expires Sept. 16, 2014

Signature

President
Title

2/28/13

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXXXXXX Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORDHAM FINANCIAL MANAGEMENT, INC.

ANNUAL REPORT

DECEMBER 31, 2012

FORDHAM FINANCIAL MANAGEMENT, INC.

TABLE OF CONTENTS

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Fordham Financial Management, Inc.
New York, New York

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Fordham Financial Management, Inc. (the "Company") as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due from fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fordham Financial Management, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements taken as a whole.

Tarlow & Co., C.P.A.'s

New York, NY
February 28, 2013

FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Current assets		
Cash and cash equivalents	$ 50,369	
Securities owned - at fair value	192	
Deposits with clearing organizations	100,000	
Receivable from broker-dealers	77,916	
Total current assets		$ 228,477
Property and equipment		
Furniture & equipment	44,026	
Less: accumulated depreciation	(32,853)	
Property and equipment, net		11,173
Other assets		
Due from registered representatives, net of an allowance for doubtful accounts of $326,808	36,208	
Security deposits	11,800	
Total other assets		48,008
Total assets		$ 287,658

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 67,127	
Commissions payable	13,936	
Income taxes payable	8,341	
Total liabilities		$ 89,404
Stockholder's Equity		
Common stock, no par value, 15,000 shares authorized, issued and oustanding	15,000	
Additional paid-in capital	4,502,871	
Retained earnings (deficit)	(4,319,617)	
Total stockholder's equity		198,254
Total liabilities and stockholder's equity		$ 287,658

The accompanying notes are an integral part of these financial statements.

FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2012

Revenues		
Commission income	$ 1,000,435	
Other income	147,570	
Interest income	2,618	
Investment gains (losses) - equities	(5,277)	
		$ 1,145,346
Expenses		
Salaries	551,224	
Commissions	298,841	
Payroll taxes	59,638	
Health insurance	104,050	
Clearing costs	125,308	
Registration and regulatory expenses	47,279	
Professional fees	91,517	
Selling expenses	119,636	
Rent	114,237	
Equipment and information	115,056	
Telephone	61,784	
Office supplies and expenses	20,172	
Insurance	51,731	
Messenger and delivery	11,521	
Depreciation	5,136	
Payroll service	7,107	
Interest	237	
Bad debt expense	336,300	
Legal contingency	50,000	
Miscellaneous	10,736	
Total expenses		2,181,510
Loss before provision for income taxes		(1,036,164)
Provision for income taxes		5,138
Net Loss		$ (1,041,302)

The accompanying notes are an integral part of these financial statements.

FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, January 1, 2012	$ 15,000	$ 4,160,537	$ (3,278,315)	$ 897,222
Net loss			(1,041,302)	(1,041,302)
Capital contributions		500,000		500,000
Return of capital		(157,666)		(157,666)
Balance, December 31, 2012	$ 15,000	$ 4,502,871	$ (4,319,617)	$ 198,254

The accompanying notes are an integral part of these financial statements.

FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities			
Net loss	$(1,041,302)		
Adjustments to reconcile net loss to net cash used by operating activities:			
Depreciation	5,136		
Allowance for doubtful accounts	326,808		
Decrease in:			
Securities owned - at fair value	68,853		
Receivable from broker-dealers	10,332		
Due from registered representatives	(21,764)		
Security deposits	82,025		
Increase (decrease) in:			
Accounts payable and accrued expenses	47,394		
Commissions payable	(23,495)		
Income taxes payable	5,086		
Net cash used by operating activities		$	(540,927)
Cash flows from financing activities			
Capital contributions	500,000		
Return of capital	(157,666)		
Net cash provided by financing activities			342,334
Net decrease in cash and cash equivalents			(198,593)
Cash and cash equivalents - beginning of year			248,962
Cash and cash equivalents - end of year		$	50,369
Supplemental disclosure of cash flow information			
Cash paid for income taxes		$	-
Cash paid for interest		$	237

The accompanying notes are an integral part of these financial statements.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Fordham Financial Management, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a Colorado corporation that is a wholly-owned subsidiary of Fordham Holdings, Inc. (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placements and investment banking.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a) Accounting estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Cash equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

c) Securities owned

Proprietary securities transactions are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not carry customer securities accounts on its own books. All trades are on a fully disclosed basis through Cor Clearing (f/k/a Legent Clearing). Customers' security transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities are recorded at fair value as described in Note 4.

d) Property and equipment

Property and equipment are stated at cost. Depreciation is provided using a Modified Accelerated Cost Recovery System ("MACRS") using estimated useful lives of five to seven years. Major additions and improvements are capitalized and repairs and maintenance are charged to operations as incurred. Depreciation expense for the year ended December 31, 2012 was $5,136.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 2 - **SIGNIFICANT ACCOUNTING POLICIES (Continued)**

e) **Investment banking**

Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from private placements in which the Company acts as an underwriter or agent.

f) **Commissions**

Commissions and related clearing expense are recorded on a trade-date basis as securities transactions occur.

g) **Income taxes**

Provision has been made for income taxes currently due Federal, New York State and New York City tax authorities. The amount of current and deferred taxes payable or refundable is recognized as of the date the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense.

NOTE 3 - **RECEIVABLE FROM CLEARING BROKER/SECURITIES HELD AT BROKER**

The Company conducts business and clears its proprietary and customer transactions through one clearing broker on a fully disclosed basis. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 4 - FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value and establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

(a) Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

(b) Level 2
Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

(c) Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012.

(a) Cash and Cash Equivalents
Cash and cash equivalents consist of checking accounts which are valued at their respective balances at the reporting date.

(b) Common Stock
The fair value is based on the closing price reported in the active market in which the individual security is traded.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

The following table presents information about the Company's assets measured at fair value as of December 31, 2012:

	Fair Value Measurements at December 31, 2012			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$ 50,369	$ -	$ -	$ 50,369
Common stocks	192	-	-	192
Total assets at fair value	$ 50,561	$ -	$ -	$ 50,561

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

a) Lease commitments

The Company entered into a non-cancelable sublease for its office and storage space located at 17 Battery Place, New York, NY on May 15, 2012. The sublease expires March 31, 2013. Management is in the process of locating new office space and currently have no office lease commitments after March 31, 2013. Future minimum lease payments through March 31, 2013 will be $12,900.

Rent expense for the year ended December 31, 2012 amounted to $114,237.

b) Brokerage activities

In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill their contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

c) Pending litigation, claims and assessments

The Company has a pending proceeding initiated by a regulatory authority for alleged violations of investment-related rules or regulations. This proceeding claims substantial damages in the range of $50,000 to $200,000. The Company is vigorously defending itself against these charges and believes, after the consultation with outside legal counsel, $50,000 represents the Company's best estimate of the probable and reasonably estimable loss. At December 31, 2012, the accrued liability for this regulatory proceeding, of $50,000, is included in accounts payable and accrued expenses on the statement of financial condition and loss contingency on the statement of income.

The Company is also a defendant in another lawsuit. Management of the Company believes that this lawsuit is without merit and a judgment is not probable. As a result, no provision for such lawsuit has been made.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company received capital contributions from its Parent, and a shareholder of the Parent, totaling $500,000 and provided return of capital distributions to its Parent in the amount of $157,666, during the year ended December 31, 2012.

NOTE 7 - INCOME TAXES

The provision for income taxes for the year ended December 31, 2012 is for income taxes currently due. The Company has net operating loss carry forwards of approximately $3,820,000 for Federal and $6,015,000 for New York State and City income tax purposes that may be used to offset future taxable income. The net operating losses will start expiring in 2016. If not used, the entire carry forward will expire by 2033.

The Company has an allowance for bad debts, in the amount of $326,808, that will give rise to a deferred tax asset.

The deferred tax assets arising from the above net operating losses and allowance for bad debts have been fully offset by a valuation allowance. Future income will be offset by the net operating loss carry forward available, therefore, future provision for income taxes will also be reduced. The valuation allowance increased by approximately $1,022,000 in 2012.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 7 - INCOME TAXES (Continued)

The current and deferred portions of income tax expense included in the statement of income as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State and local	5,138	-	5,138
	$ 5,138	$ -	$ 5,138

The Company recognized $140 of interest and penalties in the year ended December 31, 2012. These amounts are reflective in income taxes.

U.S. GAAP require company management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service and other state and local taxing jurisdictions. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. Company management believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $138,881, which was $38,881 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.64 to 1.

NOTE 9 - CONCENTRATIONS AND CREDIT RISKS

a) **Bank deposits**

The Company maintains cash balances at several banks. For those banks who are participants in the FDIC Transaction Account Guarantee Program, all non-interest bearing accounts of the Company are fully covered by FDIC insurance through December 31, 2012 for the entire amount in the account. The Company did not incur any losses in these accounts.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 9 - CONCENTRATIONS AND CREDIT RISKS (Continued)

b) **Revenue and service concentrations**

Approximately 47% of the Company's revenue is derived from private placements with 1 customer.

NOTE 10 - RISKS AND UNCERTAINTIES

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could affect the amounts reported on the statement of financial condition.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2013, the date that the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

FORDHAM FINANCIAL MANAGEMENT, INC.

SCHEDULE- I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

Total stockholders' equity		$ 198,254
Deductions/charges:		
Non-allowable assets:		
Property and equipment, net	$ 11,173	
Due from registered representatives	36,208	
Security deposits	11,800	
Total deductions/charges		59,181
Net Capital before haircuts on securities positions		139,073
Haircuts on securities pursuant to 15c3-1(f)		192
Net Capital per rule 15c3-1		**$ 138,881**
Computation of Net Capital Requirement		
Aggregate indebtedness		
Accounts payable	$ 67,127	
Commissions payable	13,936	
Income taxes payable	8,341	
Total aggregate indebtedness		$ 89,404
Minimum capital required (the greater of $100,000 or 6 2/3% of aggregate indebtedness)		$ 100,000
Excess Net Capital		**$ 38,881**
Ratio of aggregate indebtedness to net capital		0.64 to 1
Reconciliation with Company's Computation (included in part IIA of Form X-17A-5 as of December 31, 2012)		
Net Capital, as reported in the Company's Part II (unaudited) FOCUS report		$ 197,222
Audit adjustment to accrue legal contingency		(50,000)
Audit adjustment to accrue prior year income taxes still outstanding		(5,086)
Audit adjustment to accrue current year income taxes still outstanding		(3,255)
Net Capital per the preceding		**$ 138,881**

FORDHAM FINANCIAL MANAGEMENT, INC.

INDEPENDENT ACCOUNTANT'S REPORT

ON APPLYING AGREED –UPON PROCEDURES

RELATED TO FORDHAM FINANCIAL MANAGEMENT, INC.'S

SIPC ASSESSMENT RECONCILIATION

YEAR ENDED DECEMBER 31, 2012

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Officers and Directors of
Fordham Financial Management, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Fordham Financial Management, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Tarlow & Co., C.P.A.'s

New York, New York
February 28, 2013

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES

To the Officers and Directors of
Fordham Financial Management, Inc.
17 Battery Place, Suite 643
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Fordham Financial Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Fordham Financial Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Fordham Financial Management, Inc.'s management is responsible for the Fordham Financial Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers as reflected on the Company's internal Statement of Profit & Loss noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related statements and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tarlow & Co., C.P.A.'s

New York, NY
February 28, 2013

FORDHAM FINANCIAL MANAGEMENT, INC.

SCHEDULE - II
SCHEDULE OF ASSESSMENT AND PAYMENTS
GENERAL ASSESSMENT RECONCILIATION (SIPC-7)

Total revenue		$ 1,145,346
Deductions:		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 187,939	
Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business.	5,707	
40% of margin interest earned on customers securities accounts.	1,047	
Total deductions		194,693
SIPC Net Operating Revenues		$ 950,653
General Assessment @ .0025		$ 2,377
Less: Payment made with SIPC-6		659
Balance due with SIPC-7		$ 1,718